                                                                    Exhibit 12.1


                          ALLIED WASTE INDUSTRIES, INC.
        RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                                 (IN THOUSANDS)

                                                                      For the Year Ended December 31,
                                                    -----------------------------------------------------------------------------
                                                        2001              2000            1999             1998            1997
                                                    -----------       -----------       ---------       ---------       ---------
Fixed Charges:
  Interest expenses ..............................  $   847,581       $   882,282       $ 443,044       $  88,431       $ 108,045
  Interest capitalized ...........................       45,704            45,352          25,474          67,499          37,568
                                                    -----------       -----------       ---------       ---------       ---------
   Total interest ................................      893,285           927,634         468,518         155,930         145,613
  Interest component of rent expense .............        8,685            10,249           8,886           4,576           4,014
  Interest expense of consolidated subsidiaries ..           --            33,024          16,779              --              --
  Dividend expense ...............................       73,012            68,452          27,789              --              --
                                                    -----------       -----------       ---------       ---------       ---------
Total fixed charges ..............................  $   974,982       $ 1,039,359       $ 521,972       $ 160,506       $ 149,627
                                                    ===========       ===========       =========       =========       =========

Earnings:
  Income (loss) from continuing operations
  before income taxes ............................  $   269,966       $   381,168        (227,255)      $ (54,478)      $ 117,524
  Plus: fixed charges ............................      974,982         1,039,359         521,972         160,506         149,627
  Less:  interest capitalized ....................      (45,704)          (45,352)        (25,474)        (67,499)        (37,568)
  Less: dividend expense .........................      (73,012)          (68,452)        (27,789)             --              --
                                                    -----------       -----------       ---------       ---------       ---------
   Total earnings (loss) .........................  $ 1,126,232       $ 1,306,723       $ 241,454       $  38,529       $ 229,583
                                                    ===========       ===========       =========       =========       =========

Ratio of earnings to fixed charges and
 preferred stock dividends .......................        1.15x             1.26x               *              --              --
                                                    ===========       ===========       =========       =========       =========
Ratio of earnings to fixed charges ...............        1.25x             1.35x              **              **            1.5x
                                                    ===========       ===========       =========       =========       =========

* Earnings were insufficient to cover fixed charges and preferred stock dividends by $280,528 in 1999.

** Earnings were insufficient to cover fixed charges by $252,729 in 1999 and $121,977 in 1988